Exhibit 99.1
ERMENEGILDO ZEGNA GROUP REPORTS STRONG REVENUE GROWTH IN THIRD QUARTER OF 2022

•3Q 2022 Revenues of €357 million, up 27.5% year-over-year
•Healthy year-over-year1 growth across all geographies for Zegna and Thom Browne segments, with particular strength in Europe, the U.S., and the Middle East
•Sustained revenue growth from both DTC and wholesale channels
October 27, 2022 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (“Zegna Group,” “the Group,” or “the Company”), owner of the Zegna and Thom Browne brands, today announced unaudited revenues of €357 million for the Third Quarter of 2022, an increase of 27.5% year-over-year. The Group’s revenues reached €1.09 billion for the first nine months of the year, up 22.9% from the first nine months of 2021.
Ermenegildo “Gildo” Zegna, Chairman and CEO of the Zegna Group, said: “This quarter was one of our strongest yet thanks to exceptional performance by both Zegna and Thom Browne in Europe, the Middle East, and the U.S., as well as a rebound in the Greater China Region. We achieved a number of milestones this quarter as we continue to execute on our strategy and commitments while remaining true to the values that have guided us for 112 years.”

He added: “As always, caring for the natural world around us continues to be a bedrock of everything we do. Last month, we launched Oasi Cashmere, a significant step on our road to traceability. I am also very proud that Oasi Zegna, which is promoted by Zegna Group, received this year’s Biodiversity Conservation Award at the CNMI (Camera Nazionale della Moda Italiana) Sustainable Fashion Awards.

Finally, I would like to congratulate Thom Browne on his appointment as the next Chairman of the Council of Fashion Designers of America, a testament to his creativity, his incredible success, and his leadership in the fashion industry in the U.S. and around the world.”

Select Highlights
•Continued global growth for Zegna and Thom Browne
◦Strong performance for the quarter and for the first nine months of 2022 despite ongoing macroeconomic challenges around the world. Growth in every geography in the third quarter, including a rebound in the Greater China Region.
•Our Road to Iconicity: Real Madrid Partnership
◦Announced a partnership with Real Madrid in August through which Zegna will become the official luxury travelwear partner for the world’s most successful football club.
•Alessandro Sartori named WWD’s Menswear Designer of the Year
◦Zegna artistic director Alessandro Sartori was awarded WWD’s 2022 Menswear Designer of the Year in recognition of his innovative vision that has taken the brand in new directions.
•Thom Browne Returns to Paris Women's Fashion Week
◦Return to Paris Fashion Week for Thom Browne with its well-attended Spring 2023 Fashion Show. Positive media coverage and reviews across traditional and social media, as well as from VIPs and celebrities.
•Our Road of Responsible Growth: Sustainability Activities and Ambition
◦Launched Oasi Cashmere, with the goal of 100% of the cashmere used in this collection being fully traceable by 2024.
◦Received the Biodiversity Conservation Award at the 2022 CNMI Sustainable Fashion Awards for Oasi Zegna, which is supported by Zegna Group.
•Our Commitment to Our Communities
◦Starting in Europe, in response to the ongoing energy crisis, launched a Group-wide energy efficiency plan that is targeting a 10% reduction in energy consumption from 2021 levels by 2023 in non-industrial sites. Initially implemented at Lanificio Ermenegildo Zegna, the Group's factories in Italy and Switzerland, and stores and offices in Europe. Key initiatives include:
▪Modifying indoor standard temperatures at all industrial sites, offices, and stores in alignment with requirements recently issued by the Italian government or other jurisdiction-specific restrictions.
1 All growth rates referenced in this release are year-over-year measurements unless specified otherwise and are expressed at actual foreign exchange rates.

▪Increasing efficiency on lighting and machinery, optimizing operating hours, and greater reliance on automatic switches.
▪Adjusting the lighting in our shops to an as-needed basis and turning off window lighting between the hours of 10 pm and 8 am.
▪Launching an energy awareness campaign targeting the Group’s workforce that encourages the adoption of electricity-, gas-, and water-saving practices at work and at home and that rewards employee actions and behaviors that promote energy efficiency.
Review of Third Quarter 2022 Revenues
For the third quarter of 2022, Zegna Group posted revenues of €357 million, up 27.5% year-over-year, and bringing revenues for the first nine months of the year to €1.09 billion, up 22.9% year-over-year.

Revenues by Segment

Zegna: The Zegna segment, which includes Zegna branded products as well as the Textile and Third-Party Brands product lines, continues to show robust growth, with revenues for the quarter of €289 million, up 27.2% year-over-year, showing an acceleration in 3Q thanks to the strength of all product lines.

Thom Browne: The Thom Browne segment continues to be a significant growth driver for the Group, with revenues for the quarter of €69 million, up 29.5% year-over-year.

Revenues by Product Line

Zegna Branded Products: Zegna branded products revenues grew 18.6% year-over-year, reaching €224 million for the quarter. This is a result of the continued success of the Zegna One Brand strategy that was fully launched in our stores at the beginning of July. Our focus on luxury leisurewear continues to prove successful, with steady growth in that line, particularly in knitwear, while the growth in shoes remains robust. Our Tailoring and Made-to-Measure lines have also seen a strong rebound this quarter, particularly in the U.S.

Thom Browne: Thom Browne revenues grew 29.8% year-over-year, reaching €69 million. Womenswear continues to grow faster than menswear, now accounting for almost 30% of the brand’s revenues. Growth across the brand is supported by strong wholesale demand, e-commerce growth through T-Mall in the Greater China Region, and four new store openings during the quarter, bringing the total of directly operated stores to 57 as of September 30, 2022 - up from 53 as of June 30, 2022. The recent appointment of founder Thom Browne as the next Chairman of the Council of Fashion Designers of America is yet another sign of the brand's growing success and momentum.

Textile: Textile revenues for the quarter reached €30 million, up 33.3% year-over-year, with growth across Lanificio Ermenegildo Zegna, Bonotto, and Dondi. Tessitura Ubertino was consolidated as part of the Group as of June 2021. In the first nine months of 2022, Tessitura Ubertino contributed an additional €3.9 million in revenues compared with the first nine months of 2021.

Third-Party Brands: Third-Party Brands revenues grew 64.2% year-over-year, reaching €32 million for the quarter thanks to strong contributions from Tom Ford and Gucci, the latter having more than doubled in comparison to the third quarter of 2021.

Revenues by Geography

The Group continues to see significant growth across all geographies. The Greater China Region has returned to growth for the quarter, enjoying a solid rebound in July and August before new lockdowns started having a negative impact in September. We continue to see dynamic growth in the Middle East and ongoing strength in the U.S. and Europe.

Revenues in the Greater China Region amounted to €116 million for the quarter, up 3.0% year-over-year. This follows the rebound we saw at the end of the second quarter due to the relaxing of COVID-19-related restrictions across several cities in China. Growth for all of APAC was at 13.7% for the quarter, with revenues reaching €153 million. Growth for the quarter was due to the positive DTC performance for both the Zegna and Thom Browne segments before the renewed lockdowns in September that occurred in major Chinese cities, including Chengdu, Shenzhen, and Tianjin.

The EMEA region exhibited the strongest growth for the quarter, at 42.8% year-over-year to reach €119 million in revenues. Of that, €16 million came from the Middle East and Africa (MEA2) region, an 86.4% growth year-over-year for the quarter. The UK also continued to grow, with revenues for the quarter growing 61.6% year-over-year to €15 million.

Revenues for the Americas grew at 38.6% for North America and 33.2% for Latin America, with revenues for the quarter of €77 million and €7 million, respectively. The U.S., an area of focus and strategic growth for the Group, saw revenues increase 38.3% year-over-year to €69 million for the quarter.
2 MEA includes Middle East and African countries, as well as Turkey.

Revenues by Channel

Revenues from the Group’s directly operated store network, including e-commerce, were €217 million for the quarter, a 20.7% increase year-over-year. Of that, €180 million was from Zegna branded products and €37 million from Thom Browne - a growth of about 21% for both segments over last year.

Growth in Zegna DTC revenues was driven by strong performance in EMEA, particularly in the Middle East, as well as in the Americas. The September decline in the Greater China Region due to renewed lockdowns was offset by a strong July and August, leading to an overall flat DTC performance for Zegna-branded products in the quarter.

Thom Browne DTC revenues grew 21.6% year-over-year for the quarter, thanks to positive performance across all geographies, including the Greater China Region, which benefited from the additional contribution from e-commerce through T-Mall and new store openings.

Wholesale revenues grew 32.2% year-over-year for the quarter to reach €139 million, with Thom Browne showing particularly robust growth of 41% year-over-year for the quarter to reach €33 million. Third-Party Brands and Textile also grew at nearly 50% year-over-year to reach €63 million.

Fiscal Year 2022 Outlook

In light of the Group’s robust performance during the first nine months of 2022, and despite the continued volatility in the Greater China Region, the Group is confirming its full-year revenue guidance of mid-teens growth. We continue to anticipate solid improvement in our Adjusted EBIT3 despite the step-up in marketing and central costs, and the unfavorable country mix that may affect our margin. We also continue to expect a Cash Surplus3 increase in the second half of the year. This outlook assumes no further escalation or geographic extension of the war in Ukraine, no further significant macroeconomic deterioration, and a continuing uncertainty linked to the COVID-19 pandemic in the Greater China Region, and no other unforeseen events.

Medium-term Outlook: Our Path of Responsible Growth

On May 17, 2022, at its first Capital Markets Day, the Group announced its medium-term financial goals, aiming for revenues to exceed €2 billion and for Adjusted EBIT to reach at least 15% of revenues.

To drive revenue growth, the Group will focus on an increase in store productivity and continuing positive developments related to price and product mix. These actions, together with favorable operational leverage, should reflect positively on profitability. These improvements should more than offset the planned increase in marketing costs, which, together with capital expenditures (expected at 5% of full-year 2022 revenues), will further support our growth.

The Group will continue to pursue its strategy with confidence and determination while monitoring the significant uncertainties, including global health developments, consumer spending in the Greater China Region, and global geopolitical and macroeconomic risks.

The ESG targets announced at the Capital Markets Day in May also reaffirm the Group’s commitment to a path of responsible growth, with financial goals rooted in the Group’s values.
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3 Adjusted EBIT, Adjusted EBIT Margin and Net Financial Indebtedness/(Cash Surplus) are non-IFRS financial measure. See the Non-IFRS Financial Measures section starting on page 4 of this communication for the definition of such non-IFRS financial measures.

Conference Call
As previously announced, today at 8:00 a.m. ET (2:00 p.m. CET), the Company will host a webcast and conference call to discuss these earnings. A live webcast of the conference call will also be available on the Company’s website at ir.zegnagroup.com. To participate in the call, please dial:
Italy (Local): 06 9450 1060
United Kingdom (Local): 020 3936 2999
United States (Local): 1 646 664 1960
All other locations: +44 20 3936 2999

Participant Access code: 820223

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months. An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.
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Next Scheduled Announcement
The next scheduled announcement will be the full year 2022 revenues on January 25, 2023. To receive email alerts of the timing of future financial news releases, as well as future announcements, please register at https://ir.zegnagroup.com.
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Non-IFRS Financial Measures

Zegna’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, and Net Financial Indebtedness/(Cash Surplus). Zegna’s management believes that these non-IFRS financial measures provide useful and relevant information regarding Zegna’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of Zegna with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Adjusted EBIT and Adjusted EBIT Margin

Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, exchange losses and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods, impairment of leased and owned stores, costs related to the Business Combination, a special donation to the UNHCR, severance indemnities and provision for severance expenses, proceeds to exit an existing lease agreement (key money) and certain costs related to the Agnona disposal. Adjusted EBIT Margin is defined as Adjusted EBIT divided by revenues of the applicable period.

Zegna’s management uses Adjusted EBIT and Adjusted EBIT Margin for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as they provide additional transparency regarding Zegna’s underlying operating performance. Zegna’s management believes these non-IFRS measures are useful because they exclude items that management believes are not indicative of Zegna’s underlying operating performance and allow management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. Zegna’s management also believes that Adjusted EBIT and Adjusted EBIT Margin are useful for investors and analysts to better understand how management assesses Zegna’s underlying operating performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT and Adjusted EBIT Margin provide useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.

Net Financial Indebtedness/(Cash Surplus)

Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current), derivative financial instruments, loans and certain other financial liabilities (recorded within other non-current financial liabilities in the consolidated statement of financial position), net of cash and cash equivalents, derivative financial instruments and certain other current financial assets.
Zegna’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to Zegna. Zegna’s management believes this non-IFRS measure aids management, investors and analysts to analyze Zegna’s financial position and financial resources available, and to compare Zegna’s financial position and financial resources available with that of other companies.

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Capital Expenditure

Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.
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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy by Ermenegildo Zegna, the Zegna Group designs, creates and distributes luxury menswear and accessories under the Zegna brand, as well as womenswear, menswear and accessories under the Thom Browne brand. Through its Luxury Textile Laboratory Platform – which works to preserve artisanal mills producing the finest Italian fabrics – the Zegna Group manufactures and distributes the highest quality fabrics and textiles. Group products are sold through over 500 stores in 80 countries around the world, of which 295 are directly operated by the Group as of September 30, 2022 (242 Zegna stores and 57 Thom Browne stores). Over the decades, Zegna Group has charted Our Road: a unique path that winds itself through era-defining milestones that have seen the Group grow from a producer of superior wool fabric to a global luxury group. Our Road has led us to New York, where the Group has been listed on the New York Stock Exchange since December 20, 2021. And while we continue to progress on Our Road to tomorrow, we remain committed to upholding our founder’s legacy – one that is based upon the principle that a business’s activities should help the environment. Today, the Zegna Group is creating a lifestyle that marches to the rhythm of modern times while continuing to nurture bonds with the natural world and with our communities that create a better present and future.

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Contacts

Investor Relations/Group Communications

Francesca Di Pasquantonio
francesca.dipasquantonio@zegna.com
+39 335 5837669

Media

Brunswick Group
Brendan Riley / Daria Danelli / Marie Jensen
briley@brunswickgroup.com / ddanelli@brunswickgroup.com / mjensen@brunswickgroup.com
+1 (917) 755-1454 / +39 348 635 1149 / +33 (0) 6 49 09 39 54
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Forward Looking Statements

This communication, including the sections “Fiscal Year 2022 Outlook”, and “Medium-term Outlook: Our Path of Responsible Growth”, contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Company’s filings with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

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Third Quarter 2022 and First Nine Months to September 30, 2022 - Group Unaudited Revenues

Group Revenues by Segment (Unaudited)

(€ thousands, except percentages)	9M 2022	9M 2021	△% vs 9M 2021	1H 2022	1H 2021	△% vs 1H 2021	3Q 2022	3Q 2021	△% vs 3Q 2021
	UNAUDITED	UNAUDITED		UNAUDITED	UNAUDITED		UNAUDITED	UNAUDITED

Revenues	1,085,867	883,328	22.9%	728,993	603,340	20.8%	356,874	279,988	27.5%
Zegna segment	842,229	693,235	21.5%	552,966	465,899	18.7%	289,263	227,336	27.2%
Thom Browne segment	255,073	196,069	30.1%	185,769	142,553	30.3%	69,304	53,516	29.5%
Eliminations	(11,435)	(5,976)	n.m.	(9,742)	(5,112)	n.m.	(1,693)	(864)	n.m.
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Note: throughout this section “n.m.” means not meaningful

Group Revenues by Product Line (Unaudited)

(€ thousands, except percentages)	9M 2022	9M 2021	△% vs 9M 2021	1H 2022	1H 2021	△% vs 1H 2021	3Q 2022	3Q 2021	△% vs 3Q 2021
	UNAUDITED	UNAUDITED		UNAUDITED	UNAUDITED		UNAUDITED	UNAUDITED

Revenues	1,085,867	883,328	22.9%	728,993	603,340	20.8%	356,874	279,988	27.5%
Zegna branded products	649,568	565,359	14.9%	425,252	376,182	13.0%	224,316	189,177	18.6%
Thom Browne	254,346	195,496	30.1%	185,166	142,219	30.2%	69,180	53,277	29.8%
Textile	99,256	67,202	47.7%	68,968	44,478	55.1%	30,288	22,724	33.3%
Third Party Brands	79,604	52,554	51.5%	47,341	32,901	43.9%	32,263	19,653	64.2%
Agnona	45	434	(89.6%)	35	323	(89.2%)	10	111	(91.0%)
Other	3,048	2,283	33.5%	2,231	7,237	(69.2%)	817	(4,954)	n.m.
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Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.

Group Revenues by Geographical Area (Unaudited)

(€ thousands, except percentages)	9M 2022	9M 2021	△% vs 9M 2021	1H 2022	1H 2021	△% vs 1H 2021	3Q 2022	3Q 2021	△% vs 3Q 2021
	UNAUDITED	UNAUDITED		UNAUDITED	UNAUDITED		UNAUDITED	UNAUDITED

Revenues	1,085,867	883,328	22.9%	728,993	603,340	20.8%	356,874	279,988	27.5%
EMEA (1)	379,826	265,988	42.8%	260,627	182,531	42.8%	119,199	83,457	42.8%
of which Italy	171,108	118,846	44.0%	125,996	84,682	48.8%	45,112	34,164	32.0%
of which UK	38,608	23,618	63.5%	23,544	14,295	64.7%	15,064	9,323	61.6%
of which MEA (2)	44,999	26,404	70.4%	28,948	17,791	62.7%	16,051	8,613	86.4%
North America (3)	212,280	126,265	68.1%	135,275	70,701	91.3%	77,005	55,564	38.6%
of which United States	193,594	115,201	68.0%	124,291	65,074	91.0%	69,303	50,127	38.3%
Latin America (4)	19,558	12,398	57.8%	12,525	7,118	76.0%	7,033	5,280	33.2%
APAC (5)	471,744	475,410	(0.8%)	318,825	340,875	(6.5%)	152,919	134,535	13.7%
of which Greater China Region	363,453	401,417	(9.5%)	247,193	288,571	(14.3%)	116,260	112,846	3.0%
of which Japan	44,718	36,842	21.4%	30,240	24,501	23.4%	14,478	12,341	17.3%
Other (6)	2,459	3,267	(24.7%)	1,741	2,115	(17.7%)	718	1,152	(37.7%)
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(1)EMEA includes Europe, the Middle East and Africa.
(2)MEA includes Middle East countries, African countries and Turkey
(3)North America includes the United States of America and Canada.
(4)Latin America includes Mexico, Brazil and other Central and South American countries.
(5)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries. Greater China Region includes the Chinese mainland, Hong Kong S.A.R., Macau S.A.R. and Taiwan.
(6)Other revenues mainly include royalties and certain sales of old season products.

Group Revenues by Channel (Unaudited)

(€ thousands, except percentages)	9M 2022	% on Revenues	9M 2021	% on Revenues	△% vs 9M 2021	1H 2022	1H 2021	△% vs 1H 2021	3Q 2022	3Q 2021	△% vs 3Q 2021
	UNAUDITED		UNAUDITED			UNAUDITED	UNAUDITED		UNAUDITED	UNAUDITED

Revenues	1,085,867	100.0%	883,328	100.0%	22.9%	728,993	603,340	20.8%	356,874	279,988	27.5%
Direct to Consumer (DTC) - Zegna branded products	542,228		467,446		16.0%	361,850	317,814	13.9%	180,378	149,632	20.5%
Direct to Consumer (DTC) - Thom Browne branded products	102,719		90,789		13.1%	66,174	60,734	9.0%	36,545	30,055	21.6%
Total Direct to Consumer (DTC)	644,947	59.4%	558,235	63.2%	15.5%	428,024	378,548	13.1%	216,923	179,687	20.7%
Wholesale Zegna branded products	107,340		97,913		9.6%	63,402	58,368	8.6%	43,938	39,545	11.1%
Wholesale Thom Browne branded products	151,627		104,707		44.8%	118,992	81,485	46.0%	32,635	23,222	40.5%
Wholesale Third Party Brands and Textile	178,860		119,756		49.4%	116,309	77,379	50.3%	62,551	42,377	47.6%
Wholesale Agnona	45		434		(89.6%)	35	323	(89.2%)	10	111	(91.0%)
Total Wholesale	437,872	40.3%	322,810	36.5%	35.6%	298,738	217,555	37.3%	139,134	105,255	32.2%
Other	3,048	0.3%	2,283	0.3%	33.5%	2,231	7,237	(69.2%)	817	(4,954)	n.m.

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Group Monobrand(1) Store Network as of September 30, 2022

	As of September 30, 2022			As of December 31, 2021
# Stores	ZEGNA	THOM BROWNE	GROUP	ZEGNA	THOM BROWNE	GROUP
EMEA	66	10	76	69	9	78
Americas (2)	52	6	58	50	5	55
APAC	124	41	165	126	38	164
Total Direct to Customer (DTC)	242	57	299	245	52	297
EMEA	66	5	71	89	5	94
Americas (2)	68	3	71	74	3	77
APAC	32	30	62	32	30	62
Total Wholesale	166	38	204	195	38	233
Total	408	95	503	440	90	530
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(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).
(2)Americas include North America and Latin America.
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